

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2019

John A. Haudrich
Chief Financial Officer
OWENS ILLINOIS INC /DE/
One Michael Owens Way
Perrysburg, Ohio 43551

Re: OWENS ILLINOIS INC /DE/
Form 10-K For the Year Ended December 31, 2018
Filed February 14, 2019
File No. 001-09576

Dear Mr. Haudrich:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
CF Office of Manufacturing